                                                             Exhibit No. EX-99.3

These shares are held directly by the Irrevocable Deed of Trust of James J. Kim,
Settlor F/B/O Jason Lee Kim - 11/17/03, of which the Co-Trustees are John T. Kim and Susan Y.  Kim,  and are held  indirectly  by John T. Kim as  Co-Trustee  and immediate  family member of, and sharing the same household with, Jason Lee Kim, the beneficiary of this trust.